Filed by Infonautics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Tucows Inc.
Commission File No.: 0-28284

Infonautics, Inc. plans to file a Registration Statement on SEC Form S-4 in connection with the merger referenced in the following information, and Infonautics expects to mail a Proxy Statement/Prospectus to shareholders of Infonautics and stockholders of Tucows Inc. containing information about the merger. Investors and security holders of Infonautics are urged to read the Registration Statement and Proxy Statement/Prospectus when it becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Infonautics, Tucows, the merger and related matters. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed by Infonautics at the web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and other documents may also be obtained from Infonautics by directing requests to Vice President & General Counsel, Infonautics, Inc., 590 North Gulph Road, King of Prussia, PA 19406-2800.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Infonautics files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any reports, statements or other information filed by Infonautics at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Infonautics' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

Infonautics and Tucows and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Infonautics shareholders in favor of the issuance of Infonautics stock in the merger and from Tucows stockholders in favor of the adoption of the merger agreement. A description of any interests that Tucow's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus

The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, the Company's pending merger with Tucows Inc., the timeframe and process relating to the merger, the shareholder meeting to approve the merger, the performance of the merged company, the business of the merged company, the continued growth and success of Tucows and Infonautics' businesses individually and when merged, the introduction of new products and services and their success, ability to further develop and achieve commercial success for the merged company's business strategy, the deployment of each company's respective resources following the merger, the domain name and digital products business and market, industry trends, dilution to shareholders, cost reductions, profitability, achieving profitability within a specific timeframe, revenues, margins, customer acquisition, strategy for the operating units, continued growth, the Company's products, new offering plans and subscriptions models, Electric Library and Company Sleuth, the Company's capital, cash and cash equivalents, its registered users, user base, subscribers and e-mails, conversion rates, its equity interests, its NASDAQ listing, and its stock buyback program.

Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect Infonautics is included in the Risk Factors sections of Infonautics' filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Infonautics as of the date of this document, and Infonautics assumes no obligation to update such forward- looking statements.

THE FOLLOWING IS THE TRASNSCRIPT OF A CONFERENCE CALL HELD BY INFONAUTICS ON MAY 3, 2001:

OPERATOR: Good afternoon. All sites are now on the conference line. At this time, I'll time -- turn the program over to your moderator, Mr. Jerry Lewis. Go ahead, sir.

JERRY LEWIS: Thank you. Good afternoon, everyone, and thank you for participating in the Infonautics First Quarter 2001 Conference Call.

Before I turn the call over to Mr. Morris, I have a few housekeeping details to go through with you.

You should have received today's press release. If you didn't and would like one, please call our Investor Relations office. You can reach Investor Relations at 610-680-0296.

Today's call is being recorded and will be available for replay approximately one half hour after the end of this call and will run for seven days and is available 24 hours per day. The dial-in number for the replay is 877-856-8966. A passcode is not required for the replay, and our press release for Monday announcing today's call has that dial-in number in it if you'd like to refer to that.

As you know, this conference call contains and may contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding the Company's pending merger with Tucows Inc., the timeframe and process relating to the merger, the shareholder meeting to approve the merger, the performance of the merged company, the business of the merged company, the domain name and digital products business and market, industry trends, dilution to shareholders, cost reductions, profitability, achieving profitability within a specific timeframe, revenues, customer acquisition, strategy for the operating units, continued growth, the Company's products, its capital, cash and cash equivalents, its registered users, user base, subscribers and e-mails, conversion rates, its equity interests, and its NASDAQ listing.

These statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in forward-looking statements.

All forward-looking statements included in this conference call are based on information available to the Company as of today's date, and the Company assumes no obligation to update these forward-looking statements. More information about potential factors which could affect the company's financial results are included in the Company's filings with the Securities and Exchange Commission, and we encourage you to review those filings.

Now, without further delay, here's Van Morris, Infonautics' chief executive officer. Van?

VAN MORRIS: Let me first talk a bit about the merger process because it's -- I'm -- it's one area that we're getting a lot of questions about and I'd like to walk you through it. We anticipate that we'll file our joint proxy statement and S-4 with the SEC within the next several working days. Once filed with the SEC, it will become public information and available to shareholders to review over the Web and on [the] SEC's EDGAR site and other sites, which is a great opportunity for you to get the first installment of information about the proposed merger. Again, once filed, there's a review process in the SEC that is -- normally can take about 30 days, and we would expect the SEC to come back to us with comments in about that timeframe. It's very difficult to predict how long any given review cycle in the SEC might take, but the front-to-back filings typically take between six and eight weeks from the date of the initial filing, which includes the 30 days for the SEC to initially review it and any additional review period. Once that review process is completed and the SEC declares the filing effective, we'll print and ship the proxy S-4 and our annual report to shareholders for this special shareholders' meeting. Our current thinking is that the shareholder vote will take place in late July or early August. Of course, I should point out that this is always subject to change.

But in the meantime, we're seeing great things in the industry that the merged Infonautics and Tucows will serve, namely, the industry of distribution of domain names and other digital goods. For example, VeriSign and Register.com recently reported very strong numbers, and they also reported optimistic views about the future.

VeriSign's revenues were way up to $213 million in the quarter, up from $34 million in the same quarter the prior year, and pro forma income rose to $48 million. And VeriSign sees its customers increasing spending with them in the range of 50 to 100 percent in the customers' second contract year. That's a great repeat business and great repeat business growth.

Register.com recently reported revenues of roughly $31 million, up from $12.4 million in the comparable period. The first set of conclusions I draw from these recent announcements--

[Deleted short conversation between moderator and technical coordinator of conference call attempting to correct technical problems on the call for the moderator.] [...]

VAN MORRIS: The first set of conclusions that I draw from these recent estimates is that existing companies in the space are doing well. This helps validate that we have selected a fertile market segment in which to participate, that segment being domain name registrations. And, remember, domain name registrations are just the foundation for the distribution of additional digital goods.

Our second reason for optimism is that Tucows continues to enjoy the strong momentum and market share gains we talked about in our last call. Sales bookings continue to grow very quickly, roughly doubling over the same period in the prior year.

[Deleted short comment from moderator to technical coordinator of conference call regarding technical problems on the call.] [...]

VAN MORRIS: Jerry? Their market share of new domain registrations is in the teens, and it is growing. And when you include transfer domain names, customers that choose to migrate to Tucows from other registrars, the view is even stronger. Clearly, and I think this is really key, Tucows is gaining significant market share. And I think the last point is that their growing base of resellers serve primarily business end-users, not domain name speculators. And the business end-users represent, in our view, the kind of business that is sustainable. The size of the market and Tucows' growing market share are related to the question of dilution and the shares we will be issuing pending approval of the merger, which has probably been the most asked questions by our shareholders. We -- long term, we believe this market will be served by a few significant players. While the dilution might look large when you look backwards to Infonautics' historical business, if you look forward to the size of the market, the companies serving it, and Tucows' market share gains, it makes a lot more sense. Just by way of comparison, VeriSign has 200 million shares outstanding; Register.com has roughly 37 million; and we'll have roughly 60 million outstanding shortly after the merger.

One of the macro trends that we focused on in thinking about a partner was that the market consolidation and shakeout are, I think in our view, in full swing, and this has a huge impact. The impact is that smaller companies won't get and aren't getting attention among public shareholders. Leveraged moves to the major players -- and there are a lot of smallish public fairly barely profitable or not yet profitable dot-coms desperate for shareholder attention. At the same time, the major players in the market, the VeriSigns, the eBays, etcetera, enjoy not only increasing operational leverage, but strong market attention.

In looking at a strategy for the company, we look[ed] for opportunities which had the potential to be significant market players. Of course, we're in that awkward and, at times, frustrating period between announcement and shareholder vote, where we can't yet operate as a single company and where we're in what's effectively a registration period. The new company cannot be fully presented to, nor understood by, the market. And it's especially difficult when our partner is a private company, which Tucows is. But the point is that we fundamentally believe that over time, as we complete the merger, get a couple of operating quarters in the marketplace, and assuming the current market trends continue, that we'll end up with the kind of significant public compan[y] that shareholders will want to own and that will have effected that transition in an environment where a lot of smaller public companies have just fallen off the map.

In closing my comments on the merger, I'd summarize them by saying, one, we like the marketplace a lot; two, recent announcement by other companies in this space are validating some of our earlier thinking about it being a financial sweet spot in the Internet market; we continue to be excited about the market share momentum we're seeing by Tucows; and, lastly, we understand that we're in an awkward period communication-wise, and we're moving forward with the filing of the S-4 as an important first step.

Now, I'd like to take the second part of the call and update you on the operational tuning we're doing inside of the company in conjunction with the difficult market and declining revenues. We aggressively working the cost line to get the remaining operating units cash positive. In the quarter, revenues were $1.8 million, down from $2.3 million the prior quarter. Despite this sequential 20 percent decline, we were able to improve operating margin, excluding deal-related costs, by 46 percent, or $1.2 million. We had to do this by working the cost line. Operating expenses in the quarter, again excluding deal-related costs, were $3.2 million, down from $4.9 million the prior quarter, down by about a third in just one quarter. We're taking the painful but appropriate steps to conserve cash and to get the cost line down. For example, we've suspended Sport Sleuth and placed Echo Factor on the shelf. We're down to about 38 full-time people, down from a high of over 75 last year. And we've switched the pricing plan on Electric Library. We've moved from -- to an annual subscription model almost exclusively, from offering both monthly and annual subscriptions. Results to date on the pricing plan switch have been reasonable. Because we're booking an annual plan for $60, we get the cash up front. Well, we'll take that revenue over the life of the subscription, the net effect of which is lower near-term revenues, lower over what would have been received from an equal number of monthly subscriptions. But the annual subscription model has the benefit of having less customer churn and lower transaction costs associated with it when compared to the monthly plan, and it generates cash flow earlier.

In addition, we're preparing to test a subscription model for Company Sleuth. You know, I know we have a lot of loyal Company Sleuth users in the shareholder base, but as an ad-supported product, I have to tell you, it ended up being a better service than a business. As we prepare and test for the subscription model, we'll uncover if the loyalty among the users translates into dollars in the bank.

In order to make Company Sleuth a subscription product, we had to do a number of things to it. We had to alter the architecture so that it could now support more than 10 tickers; it now goes up to 50. We're adding functionality, like the ability to view a full report, all the triggers on a single page, and to save that page offline. We're integrating content from Electric Library, content related to a particular company. So when something is clipped in one of the Electric Library's content source -- many sources, it becomes available at no additional charge to the Company Sleuth subscribers. And we're adding more detailed information on companies, the company histories, key employees, business descriptions, etcetera. It's difficult to say what the conversion rate from our free customers will be. But over time, the free service will become more limited as an additional inducement for users to move over to the subscription-based service. I think to set shareholders' expectations correctly, we'd be -- we're cautious about revenue. But all the properties must generate cash, and this is a worthwhile test to help us achieve that. The effects of all these operational actions is that we believe the operating assets are rapidly approaching the point of generating cash if measured on a standalone basis, i.e., as in a division of a company.

Our original target was to have the company generating cash as a whole by the end of the second quarter. The revenue decline makes this difficult. But the revenues are large enough so that the operating units will be -- can be generating cash on a divisional basis inside of a larger growing entity, and that's just what the plan is for them inside the merged company.

So as we work our way through this awkward period, between announcing a proposed merger and consummating it, I think that there are two messages that are really important for shareholders to receive. The first is that we're tuning the business operationally for an environment of lower revenues. And the second, and probably even the more important one, is that we -- as we watch the market develop, we are fundamentally excited about the merger and the very real potential that we think it represents.

And with that, I'd open it up to your questions at this point.

OPERATOR: Okay, ladies and gentlemen, to ask a question at this time, please press the one on your touchtone phone, and at any time to withdraw that question, press the pound key.

And we'll go to Craig Blatner with First Montso Securities. Go ahead.

CRAIG BLATNER: Yes, good afternoon. I'm a little bit concerned about this potential delisting by NASDAQ. Could you address that now and tell us how you plan to avoid being delisted?

VAN MORRIS: Yeah, and thanks for the question, Craig. The process that we're going through on NASDAQ delisting, later this month we'll have a hearing with NASDAQ, where we will present our case, our side of the story. We will be helping them understand many of the things that we outlined on the call. NASDAQ can then make a ruling. It is hard for us to guess when they might make that ruling or to identify what the effect of that ruling could be. So where -- it's really hard to just kind of guess what the effects of that are going to be, I think long term as we take a look at the business on a longer-term horizon, you know, we think we're developing a company that's substantial enough that it's the kind of company NASDAQ would want to have listed on their major markets. But where we are in the process is we'll have a hearing this month; we'll see what the effects of that hearing are.

CRAIG BLATNER: Are you still buying back stock?

VAN MORRIS: We're not actively buying back stock because the -- a big part of the merger was that, obviously, Tucows had interest in our cash, and so we're executing the plan through the Tucows merger versus buying back stock.

CRAIG BLATNER: Thank you.

OPERATOR: Okay, we'll take our next question from Bill Campbell with Hostopic Com, Incorporated. Go ahead.

BILL CAMPBELL: I'm a customer of both Tucows and I was a customer of VeriSign, i.e., Network Solutions. And the customer service level at Tucows is far superior to VeriSign. Is that -- is there going to be a cost problem going forward, giving a much higher customer service level?

VAN MORRIS: You know, I can only -- I can't speak too much for Tucows other than what we learned through our due diligence and the conversations that we've had. And let me just say, one of the things that we like about Tucows is the relationship with their distributors and ISPs, and that relationship, through our due diligence, is based on the kind of excellent customer service that you referenced, and it's -- from my own conversations with people at Tucows, it's part of that ethic of that company, and it's interwoven into many of their comments about how they do business. So we clearly factored in our thinking about working with Tucows as a merger partner, their relationships with their customers, and we expect them to continue on historical standards and for them to continue to differentiate themselves in the market on service, something that we're hearing not only from you but from other customers as well. So I can only give you positive thoughts and comments from what we've done in our own work.

OPERATOR: Once again, ladies and gentlemen, to ask a question at this time, please press the one on your touchtone phone, and at any time to withdraw that question, just press the pound key.

Okay, Mr. Morris, we have no further questions registered at this time.

VAN MORRIS: The closing statement -- I'd just like to thank those people who have joined us on the call. We understand that this is an awkward period as we move from announcement of a proposed merger through to completion. We would point shareholders towards our public filings and additional press releases that may come out over the course of the ensuing months to track the company. And, again, thank you very much for your participation.

(End of Call)

You are urged to read the proxy statement/prospectus to be included in the Infonautics, Inc. Form S-4 Registration Statement, in connection with the transaction to be filed with the Securities and Exchange Commission (SEC), when it is available, because the proxy statement/prospectus and the Form S-4 Registration Statement will contain important information. Copies of the proxy statement/prospectus and the Form S-4 Registration Statement will be available, as well as copies of reports, proxy statements, and other information regarding Infonautics, Inc. filed with the SEC, free of charge on the SEC website or from Infonautics Inc. Requests for documents relating to Infonautics Inc. should be directed to Infonautics, Inc., 590 North Gulph Road, King of Prussia, PA 19406-2800, Attention: Investor Relations or by e-mail ir@infonautics.com.